

SECU[...]MMISSION

02006566

OMB Number	3235-0123
Expires: September 30, 1998	
Estimated average burden	
hours per response ... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50585



SEC MAIL
RECEIVED
MAR 01 2002
PROCESSING
WASH D.C.
354
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Espirito Santo Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Michael E. Stupay — 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

1177 Avenue of the Americas	New York	New York	10036
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Espirito Santo Securities, Inc., as of December 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
WASH, D.C.
SECTION

Espirito Santo Securities Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and
Shareholder of Espirito Santo Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Espirito Santo Securities Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 28, 2002

Espirito Santo Securities Inc.
(A wholly owned subsidiary of Banco Essi, S.A.)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 192,016
Prepaid and other assets	6,303
Total assets	**$ 198,319**
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 33,489
Shareholder's equity	164,830
Total liabilities and shareholder's equity	**$ 198,319**

The accompanying notes are an integral part of this financial statement.

1. Organization

Espirito Santo Securities Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of Banco Essi, S.A. (the "Parent"). While the Company in the past acted as a broker for US institutional customers with respect to Portuguese and other foreign securities and cleared those transactions through an affiliate, the Company did not engage in any securities or brokerage transactions during 2001 and is currently determining what activities it will undertake in the future. Notwithstanding, the Parent has indicated its intention to continue to support the Company.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of short-term money market instruments.

Securities transactions

Commissions for executing clients' securities transactions and related clearing and execution expenses are recorded on a trade date basis.

3. Related Party Transactions

The Company has entered into a sublease agreement with another affiliate for office space. In addition, the Company pays an annual fee under a service agreement with the same affiliate for construction, equipment, furnishing, consulting and building related costs in connection with the office space provided under the sublease agreement.

Additionally, certain employee compensation, professional fees and clearing costs are borne by the Parent or its affiliates.

4. Commitments

The Company subleases office space from an affiliate. Future minimum sublease commitments on the premises are as follows:

2002	$ 52,500
	$ 52,500

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

6. Off-Balance Sheet Risk

The Company may be exposed to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

7. Income Taxes

At December 31, 2001, the Company had net operating loss carryforwards of approximately $1,385,000 for income tax purposes. These carryforwards expire beginning in 2018. The net operating loss carryforwards provide for a deferred tax asset of approximately $597,000. Since there is substantial doubt that such carryforwards will be utilized, a full valuation allowance has been established to offset the deferred tax asset arising from the carryforward. Therefore, no deferred tax assets have been recorded on the accompanying Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company follows the basic method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-⅔% of aggregate indebtedness. At December 31, 2001, net capital of $158,527 exceeded the required net capital minimum of $100,000 by $58,527.